UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
April 26, 2005

bebe stores, inc.
(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On April 26, 2005, the Board of Directors of bebe stores, inc. approved a 3-for-2 split of its common stock, $0.001 par value. As a result of the stock split, shareholders will receive one additional share of common stock for every two shares held on the record date of May 23, 2005. The additional shares will be mailed or delivered on or about June 3, 2005 by the Registrant's transfer agent, Computershare Investor Services. Fractional shares will be settled in cash. On April 28, 2005, bebe stores, inc. issued a press release announcing the 3 for 2 stock split.

The press release relating to the 3 for 2 stock split is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

  99.1.   Press Release dated April 28, 2005.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated April 28, 2005

bebe stores, inc.

/s/ Walter Parks

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Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
          Chief Financial Officer
          bebe stores, inc.
          (415) 715-3900

bebe stores, inc. Announces 3 for 2 Stock Split

BRISBANE, CALIF. - April 28, 2005 - bebe stores, inc. (Nasdaq: BEBE) today announced that its Board of Directors has declared a three-for-two stock split.

In connection with the stock split, each share of bebe common stock held by shareholders of record at the close of business on May 23, 2005 will be split and converted into 1.5 shares of bebe common stock. New shares will be issued by the Company's transfer agent, Computershare, at the close of business on June 3, 2005. The Company's common stock will begin trading on the Nasdaq National Market on a split-adjusted basis on June 6, 2005. Following the stock split, the Company will have approximately 90.7 million shares outstanding, based on the number of shares outstanding as of April 2, 2005. In addition, bebe will increase its authorized number of shares of common stock from 90 million shares to 135 million shares concurrent with the stock split.

All fractional shares resulting from the stock split will be repurchased by the Company at the fair market value of the Company's common stock based on the closing sales price per share on May 23, 2005, as reported on the Nasdaq National Market System.

If a shareholder is contemplating a sale of the Company's shares between the record date and the payment date, he or she should consult a broker regarding entitlement to the split shares.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, bebe O, and BEBE SPORT brand names. bebe currently operates 209 stores, of which 179 are bebe stores and 30 are BEBE SPORT stores. These stores are located in the United States, Puerto Rico, and Canada. In addition, we have an online store at www.bebe.com.

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